Mail Stop 3561

August 7, 2009

Andre Luiz Nascimento Moreira
c/o State Agent and Transfer Syndicate, Inc.
Alarming Devices, Inc.
112 North Curry Street
Carson City, Nevada 89703

Re: **Alarming Devices, Inc.**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed July 27, 2009
        File No. 333-157010

Dear Mr. Moreira:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1

General

1. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Outside Front Cover Page

2. As requested in prior comment three of our letter dated April 16, 2009 please revise the front cover page to disclose the duration of the offering. Please also remove your indication that the date of this prospectus is March 29, 2009; please

leave this information blank until your registration statement has been declared effective.

Plan of Distribution, page 16

3. In the third paragraph of this discussion, you indicate that "[t]he shares sold by the company may be occasionally sold in one or more transactions, either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale. Such prices will be determined by the company or by agreement between both parts." Please revise this statement so that it is consistent with the preceding paragraph, which acknowledges that you will sell shares at a fixed price of $0.03 until a market develops for your stock.

Description of Business, page 18

4. Considering your sole officer does not reside in the United States and you have indicated that you do not intend to hire any additional employee at first, please revise your disclosure to explain how you intend to implement your business plan in the United States.

5. We note your response to prior comment eight of our letter dated April 16, 2009. Please expand your disclosure to include more information about how you intend to compete in the wireless alarm industry, the current competitive business conditions in your industry and your competitive position.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Plan of Operation, page 42

6. You state here that you expect to begin to contact factories in China and then travel to negotiate prices, approve prototypes, etc. within 150 days of this registration statement. Please reconcile this disclosure with the information you provide on page 6, where you refer to 120 days.

Results of Operations, page 42

7. Please update the disclosure here and in the section that follows to refer to a more current date than August 31, 2008.

Capital Resources and Liquidity, page 42

8. We note your revisions in response to prior comment 10 of our letter dated April 16, 2009 and your indication that "if the Company is unable to raise funds from

this offering the Company may be able to issued (sic) restricted common shares to its liabilities in order to clear its liabilities." We presume that you mean to state that you would issue shares to your creditors. Please revise to explain what the nature of your liabilities are and why you believe that issuing shares of stock will satisfy these outstanding liabilities; if you are referring to the $7,000 Mr. Moreira has lent to you, please state this.

Certain Relationships and Related Transactions, page 47

9. Please revise this disclosure to discuss the terms of the $7,000 loan Mr. Moreira has made to you, which you discuss on page 43. Please also discuss, if different, the related party loan in the amount of $2,395 that you discuss in Note 7 to your Financial Statements.

Exhibits and Financial Statement Schedules, page 49

10. We note that you have filed as Exhibit 10.1 the subscription agreement for this offering, however, you have not included it in your list of exhibits. Please revise.

Signatures

11. When you execute your next amendment, please update the date of the signatures you provide on behalf of the company.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: State Agent and Transfer Syndicate, Inc.
        Via Facsimile